SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G
                                 (Rule 13d-102)

   Information to be Included in Statements Filed Pursuant to Rules 13d-1(b),(c)
         and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2(b)
                               (Amendment No. __)

                           DWANGO NORTH AMERICA CORP.
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                   267405 10 8
                                 (CUSIP Number)

                                January 28, 2004
             (Date of Event Which Requires Filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this
Schedule is filed.

         [   ] Rule 13d-1(b)

         [ X ] Rule 13d-1(c)

         [   ] Rule 13d-1(d)


-----------------------

              * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

              The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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






CUSIP NO.267405 10 8                13G                        PAGE 2 OF 5 PAGES
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1.  Names of Reporting Persons.
    I.R.S. Identification No. Of Above Persons (entities only)

    Paul Eibeler
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2.  Check the Appropriate Box if a Member of a Group*
       (a) [ ]
       (b) [ ]
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3.  SEC Use Only

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4.  Citizenship or Place of Organization

    U.S.A.
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Number of Shares Beneficially Owned by Each Reporting Person With
--------------------------------------------------------------------------------
5.  Sole Voting Power                  416,722 (1)
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6.  Shared Voting Power                -0-
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7.  Sole Dispositive Power             416,722 (1)
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8.  Shared Dispositive Power           -0-
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9.  Aggregate Amount Beneficially Owned by Reporting Person

                                       416,722 (1)
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10. Check box if the Aggregate Amount in Row (9) Excludes Certain Shares*
    [  ]
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11. Percent of Class Represented By Amount in Row (9)

                                       5.7 %
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12. Type of Reporting Person*

                                       IN
------------------
         (1) Includes options to purchase 250,000 shares of common stock, warrants to purchase 83,388 shares of common stock and notes convertible into 41,667 shares of common stock.

         *    SEE INSTRUCTIONS BEFORE FILLING OUT.

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


ITEM 1(A)     NAME OF ISSUER:

              Dwango North America Corp.

ITEM 1(B)     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

              200 West Mercer Street, Suite 501, Seattle, Washington 98119

ITEM 2(A)     NAME OF PERSON FILING:

              Paul Eibeler

ITEM 2(B)     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

              c/o Dwango North America Corp., 200 West Mercer Street, Suite 501, Seattle, Washington 98119

ITEM 2(C)     CITIZENSHIP:

              U.S.A.

ITEM 2(D)     TITLE OF CLASS OF SECURITIES:

              Common Stock, par value $.001 per share

ITEM 2(E)     CUSIP NUMBER

              267405 10 8

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

              (a) [ ]  Broker  or  dealer  registered  under  Section  15 of the
                  Exchange Act.

              (b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

              (c) [ ] Insurance  company as defined in Section  3(a)(19) of the
                  Exchange Act.

              (d) [ ] Investment  company  registered  under  Section  8 of the
                  Investment Company Act.

              (e) [ ] An   investment   adviser   in   accordance   with  Rule
                  13d-1(b)(1)(ii)(E).

              (f) [ ] An employee  benefit plan or endowment  fund in accordance with Rule 13d-1(b)(1)(ii)(F).

              (g) [ ] A parent  holding  company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).


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


              (h) [ ] A savings  association  as defined in Section  3(b) of the
                  Federal Deposit Insurance Act.

              (i) [ ] A church plan that is excluded  from the  definition of an investment company under Section 3(c)(14) of the Investment Company Act.

              (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ITEM 4.       OWNERSHIP.

              (a)  Amount Beneficially Owned:                        416,722 (1)

              (b) Percent of Class:                                  5.7 %

              (c) Number of shares as to which such person has:

                  (i)  sole power to vote or to direct the vote:     416,722 (1)

                  (ii)  shared power to vote or to direct vote:      0

                  (iii)  sole power to dispose or to direct the disposition of:
                                                                     416,722 (1)

                  (iv) shared power to dispose or to direct the  disposition of:
                                                                     0
------------------

         (1) Includes options to purchase 250,000 shares of common stock, warrants to purchase 83,388 shares of common stock and notes convertible into 41,667 shares of common stock.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              Not applicable

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

              Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.


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


              Not applicable.

ITEM 10.      CERTIFICATION.

              By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   FEBRUARY  6, 2004
                                                   -----------------
                                                        (Date)


                                                   /s/ Paul Eibeler
                                                   ----------------
                                                      (Signature)


                                                   PAUL EIBELER
                                                   -----------------
                                                      (Name/Title)


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


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